EXHIBIT 1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Pengrowth Corporation
as Administrator of Pengrowth Energy Trust
We consent to:

•	the inclusion in this annual report on Form 40-F and the incorporation by reference in registration statement on Form F-10 (File No. 333-134527) of our auditors’ report dated February 26, 2007 on the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2006 and 2005, and the consolidated statements of income and deficit and cash flow for each of the years in the two-year period ended December 31, 2006; and

•	the inclusion in this annual report on Form 40-F of our Report of Independent Registered Public Accounting Firm dated February 26, 2007 on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 30, 2007